# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sionna Therapeutics Inc, CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock SH
Address of issuer's principal executive offices: 21 HICKORY DRIVE, SUITE 500, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-25-000610
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 2,020,258; shared voting power 0; sole dispositive power 2,020,258; shared dispositive power 0; aggregate amount beneficially owned 2,020,258 (4.5% of the class)
- Q Healthcare Holding LLC: type of reporting person: investment company (IV); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 2,020,258; shared voting power 0; sole dispositive power 2,020,258; shared dispositive power 0; aggregate amount beneficially owned 2,020,258 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Sionna Therapeutics Inc
Address of issuer's principal executive offices: 21 HICKORY DRIVE, SUITE 500, WALTHAM, MA, 02451

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority, Q Healthcare Holding LLC
Address of principal business office or, if none, residence: Qatar Investment Authority - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar / Q Healthcare Holding LLC - Ooredoo Tower (Building 14) Al Dafna Street (Street 801) Al Dafna (Zone 61), Doha, Qatar
Citizenship: Qatar Investment Authority - Qatar, Q Healthcare Holding LLC - Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,020,258
Percent of class: 4.5
Sole power to vote or to direct the vote: 2,020,258
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,020,258
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Q Healthcare Holding LLC is the wholly owned subsidiary of Qatar Investment Authority that acquired the security.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance (05/12/2026)
- Q Healthcare Holding LLC: Mohammed Fahad Al-Khulaifi, Head of Compliance (05/12/2026)